Exhibit 12.1
Evergreen Solar, Inc.
Computation of Ratio of Earnings to Fixed Charges

				For the Three Months Ended
	For the Fiscal Year Ended December 31,			March 31,	March 29,
	2005	2006	2007	2007	2008
	(Dollars in thousands, expect per share data)

Loss from operations before minority interest	$(18,511)	$(28,013)	$(18,772)	$(6,195)	$(975)
Fixed charges:
Interest portion of operating lease(A)	223	340	383	91	112
Debt interest	2,526	6,434	4,395	1,095	1,110

Total fixed charges	2,749	6,774	4,778	1,186	1,222

Loss from operations before minority interest plus fixed charges	(15,762)	(21,589)	(14,977)	(5,195)	(547)

Ratio of earnings to fixed charges	(B )	(B )	(B )	(B )	(B )

Supplemental information:
Additional earnings required to achieve 1:1 ratio of earnings to fixed charges	$18,511	$28,363	$19,755	$6,381	$1,769

(A)	Represents an approximate interest factor of 1/3 of operating rentals

(B)	Earnings are inadequate to cover fixed charges; additional earnings required are presented as supplemental information in the above table